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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                              Date: October 3, 2001


                                     UBS AG
                               (Registrant's Name)

                   Bahnhofstrasse 45, Zurich, Switzerland, and
                      Aeschenvorstadt 1, Basel, Switzerland
                             (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  / x /          Form 40-F  /  /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  /   /                         No  / x /

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-




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Media release
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October 2, 2001

For immediate release


UBS announces purchase of majority stake in Crossair

UBS and Credit Suisse Group complete the purchase of 70.35% of outstanding Crossair shares for CHF 258.8 million. The funds are now available to SAirLines.

Zurich / Basel - 2 October 2001 -- As part of the restructuring plan announced on 1 October, UBS and Credit Suisse Group today completed the purchase of 70.35% of outstanding Crossair shares from SAirLines. The purchase consideration of CHF
258.8 million was based on the closing market price of 28 September 2001.

This step forms part of the banks' partnership solution to provide a fresh start for the Swiss airline industry. The funds, provided 51% by UBS and 49% by Credit Suisse Group, are now available to SAirLines.

The transaction is subject to the approval of the relevant merger control authorities.


For further information:

UBS - Media Relations:                       01/234 85 00
UBS - Investor Relations:                    01/234 41 00







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UBS cautions that this press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are found in various places throughout this press release and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macroeconomic, governmental and regulatory trends, (2) movements in local and international financial markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or creditworthiness of Swissair, Crossair or their respective customers, obligors and counterparties, and (6) the risk factors and other key factors that we have indicated could adversely affect our business and financial performance contained in our past and future filings and reports with the Securities and Exchange Commission.



     This Form 6-K is hereby incorporated by reference into each prospectus currently outstanding under the registration statements of UBS AG on Form F-3 (Registration Numbers 333-64844; 333-62488; 333-62488-01 to -04; 333-52832;
333-52382-01 to -03; 333-46216; 333-46216-01 and -02; and 333-46930) and on Form
S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212;
and 333-49210), and the registration statement of Corporate Asset Backed Corporation on Form S-3 (Registration Number 333-61522), and into any outstanding offering circular that incorporates by reference any Form 6-K's of UBS AG that are incorporated into its registration statements filed with the SEC.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      UBS AG



                                       By:    /s/ Robert Dinerstein
                                           ---------------------------------
                                            Name:  Robert Dinerstein
                                            Title     Managing Director

                                       By:   /s/ Robert Mills
                                           ---------------------------------
                                            Name:  Robert Mills
                                            Title:    Managing Director



Date:  October 3, 2001